LVFH – Form 20-F 2004
Exhibit 1.1*

April 20, 2005

STRICTLY CONFIDENTIAL

Las Vegas From Home.com Entertainment Inc.
1199 West Hastings Street, 6th Floor
Vancouver, BC V6E 3T5

Attention: Mr. Bedo H. Kalpakian, Chairman

Dear Sirs:

Re:	Bought Deal Private Placement of Subscription Receipts

Wellington West Capital Markets Inc. (“Wellington”) on its own behalf or on behalf of a syndicate of underwriters to be named (collectively, the “Underwriters”), hereby agrees to purchase for resale, on a “bought deal” underwritten basis, subject to reconfirmation and the rights of termination set forth herein, an aggregate of 12,308,000 subscription receipts (the “Offered Subscription Receipts”) of Las Vegas From Home.com Entertainment Inc. (the “Corporation”) at a price of $0.65 per Subscription Receipt (the “Issue Price”) for aggregate gross proceeds of $8,000,200. Pursuant to the terms hereof, the Underwriters will also have the option (the “Underwriters’ Option”), exercisable, in whole or in part, prior to the Closing Date (as hereinafter defined) to purchase for resale up to an additional 3,077,000 subscription receipts of the Corporation (the “Additional Subscription Receipts” and, together with the Offered Subscription Receipts, the “Subscription Receipts”) at any time prior to the closing of the Offering at the Issue Price for aggregate gross proceeds of up to $2,000,050. For the purposes hereof, the issuance and sale of the Offered Subscription Receipts and any Additional Subscription Receipts issued upon exercise of the Underwriters’ Option shall be referred to as the “Offering”.

Each Subscription Receipt shall be exercisable to acquire, for no additional consideration, one unit of the Corporation (a “Unit”), subject to adjustment in certain events. Each Unit shall be comprised of one common share of the Corporation (a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of $1.00 per Warrant Share at any time on or before 5:00 p.m. (Toronto time) on the date that is 24 months following the Closing Date (as hereinafter defined), subject to adjustment in certain events.

The completion of the Offering shall be subject, among other things, to the receipt of all necessary regulatory, stock exchange and shareholder approvals as are appropriate in the circumstances, including the approval of the TSX Venture Exchange (the “TSXV”) prior to closing. Certain terms and conditions of the Offering and the fees and other consideration to be paid to the Underwriters are as set out in the term sheet (the “Term Sheet”) attached hereto as Schedule “A”. The definitive terms of the Offering shall be subject to the provisions of a formal underwriting agreement (the “Agreement”) to be entered into between the Corporation and the Underwriters, which Agreement shall include, without limitation, those provisions listed below:

1.	The parties acknowledge that the Underwriters will offer the Subscription Receipts for sale by way of private placement exemptions in each province of Canada, the Unites States and in those jurisdictions outside of Canada and the United States that are agreed to by the Corporation and Wellington; provided it is understood that no offering memorandum (as defined under applicable securities laws) shall be delivered to prospective investors.

2.	Wellington will be lead manager and sole book runner of the Offering. Wellington will form and manage an underwriting syndicate (collectively referred to as the “Underwriters”) agreeable to the Corporation.

3.	The gross proceeds of the Offering, exclusive of the net proceeds from the sale of approximately 2,497,100 Subscription Receipts (the “Class A Subscription Receipts”) representing the number of Units issuable before the Corporation reaches the maximum number of 100,000,000 Common Shares outstanding) and exclusive of the Commission (as hereinafter defined) and all of the Underwriters’ out-of-pocket costs and expenses specified below (the “Escrowed Funds”), will be held in escrow on behalf of the purchasers of all of the Subscription Receipts other than the Class A Subscription Receipts (the “Class B Subscription Receipts”) by an escrow agent acceptable to the Corporation and the Underwriters, in an interest bearing account, pending the receipt of the certificate of articles of amendment of the Corporation providing for an increase in the authorized capital of the Corporation to a number of Common Shares sufficient to permit the issuance of all of the Common Shares (including any Warrant Share issuable upon exercise of the Warrants) issuable upon exercise of the Class B Subscription Receipts (the “Escrow Releases Condition”). In the event that the Escrow Release Condition is satisfied prior to 5:00 p.m. (Toronto time) on July 14, 2005 (the “Expiry Time”), the Escrowed Funds, plus accrued interest, shall be released to the Corporation and each Class B Subscription Receipt will be automatically exercised to acquire one Unit. In the event that the Escrow Release Condition is not satisfied before the Expiry Time, the Escrowed Funds, plus accrued interest, shall be used by the Corporation to repurchase the Class B Subscription Receipts for cancellation at a redemption price per Class B Subscription Receipt equal to the Issue Price. To the extent that the Escrowed Funds are not sufficient to repurchase all of the Class B Subscription Receipts, the Corporation hereby agrees to contribute such amounts as are necessary to satisfy any shortfall. For greater certainty, the Class A Subscription Receipts shall be exercised automatically at closing into Units and shall not be repurchased for cancellation in the event that the Corporation fails to satisfy the Escrow Release Condition on or before the Expiry Time.

4.	It shall be a condition of completion of the Offering that the Subscription Receipts, the Common Shares and Warrants comprising the Units and the Warrant Shares issuable upon exercise of the Warrants be subject to a “restricted period” of not more than four months and one day from the Closing Date pursuant to Multilateral Instrument 45-102 – Resale of Securities (“MI 45-102”).

The Underwriters may offer Subscription Receipts for sale in the United States but only pursuant to an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “US Securities Act”) and any applicable state securities laws (the “U.S. Blue Sky Laws”). The Underwriters acknowledge that the Common Shares and Warrants comprising the Units and the Warrant Shares issuable upon exercise of the Warrants have not been and will not be registered under the US Securities Act or U.S. Blue Sky Laws and the Underwriters will not offer or sell any of the Units except in accordance with applicable rules. In order to comply with applicable U.S. securities laws, no press release will be issued in the United States by the Corporation concerning the Offering, and any press release issued by the Corporation concerning the Offering will be marked at the top of the press release, as follows:

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Units issued in the United States will have the status of “restricted securities”, as defined in Rule 144 under the U.S. Securities Act, and will bear a legend setting forth the relevant restrictions on transfer in the United States.

5.	The Underwriters will be entitled to terminate their commitment to purchase the Subscription Receipts if prior to the Closing Date (i) there should be discovered any material fact which existed as of the date hereof but which has not been publicly disclosed which, in the sole opinion of the Underwriters, acting reasonably, has or would be expected to have a significant adverse effect on the market price or value of the securities of the Corporation; (ii) there is, in the sole opinion of the Underwriters, acting reasonably, a material change or a change in any material fact or new material fact shall arise which would be expected to have a significant adverse effect on the business, affairs, capital or profitability of the Corporation or on the market price or the value of the securities of the Corporation; (iii) there should develop, occur or come into effect any event of any nature, including without limitation, terrorism, accident, or new or change in governmental law or regulation or other condition or financial occurrence of national or international consequence, which, in the sole opinion of the Underwriters, acting reasonably, has or would be expected to have a significant adverse effect on the national or international financial markets generally or the business, affairs, operations or profitability of the Corporation or its subsidiaries or the market price or value of the securities of the Corporation; (iv) any inquiry, action, suit, proceeding or investigation (whether formal or informal) (including matters of regulatory transgression or unlawful conduct), is commenced, announced or threatened in relation to the Corporation or any one of the officers or directors of the Corporation or any of its principal shareholders which, in the sole opinion of the Underwriters, acting reasonably, has or would be expected to have a significant adverse effect on the market price or value of the securities of the Corporation; (v) any order to cease trading in securities of the Corporation is made or threatened by a securities regulatory authority; or (vi) the Corporation is in breach of any material term, condition or covenant of this letter or the Agreement or any material representation or warranty given by the Corporation in the Agreement becomes or is false.

6.	The Corporation covenants with the Underwriters that the Corporation will not issue or announce the issuance of any Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares during a period commencing on the date of execution of this letter and for a period of 120 days following the Closing Date without the written consent of Wellington, and such consent shall not be unreasonably withheld, other than pursuant to: (i) the grant or exercise of stock options and other similar issuances pursuant to the existing share incentive plan of the Corporation and other existing share compensation arrangements, and (ii) outstanding share purchase warrants. Provided that the Offering contemplated hereby is completed, the directors and officers of the Corporation shall execute and deliver written undertakings in favour of the Underwriters agreeing not to sell, transfer, assign, pledge or otherwise dispose of any securities of the Corporation owned, directly or indirectly, by such directors or officers for a period of 120 days following the Closing Date, without the prior written consent of Wellington, and such consent shall not be unreasonably withheld.

7.	The Corporation will pay all expenses and fees in connection with the Offering, including, without limitation, all reasonable expenses of or incidental to the creation, issue, sale or distribution of the Common Shares and Warrants comprising the Units; all costs incurred in connection with the preparation of documents or certificates relating to the Offering; all fees incurred by the Underwriters, which shall include the reasonable fees and disbursements of the Underwriters’ counsel (such legal expenses to a maximum of $60,000 exclusive of disbursements and GST). All fees and expenses incurred by the Underwriters or on their behalf shall be payable by the Corporation immediately upon receiving an invoice therefor from the Underwriters and shall be payable whether or not the Offering or the Agreement is completed. The reasonable out-of-pocket costs and expenses (other than legal expenses) of the Underwriters will not exceed $10,000 without the prior written consent of the Corporation.

8.	The Corporation shall pay to the Underwriters a commission (the “Commission”) equal to 6.75% of the gross proceeds from the sale of the Subscription Receipts. The gross proceeds of the sale of the Subscription Receipts, less an amount equal to the Commission and the Underwriters’ other costs and expenses, as provided for in Section 7, shall be paid by the Underwriters to the Corporation on the Closing Date. As additional compensation, the Underwriters shall be granted compensation options (the “Compensation Options”) entitling the Underwriters to subscribe for that number of Units as is equal to 6.75% of the total number of the Subscription Receipts sold pursuant to the Offering. The Compensation Options will be exercisable at an exercise price equal to the Issue Price for a period of 18 months from the Closing Date. Notwithstanding anything to the contrary contained herein, it is acknowledged and agreed that in the event the Corporation fails to satisfy the Escrow Release Condition on or before the Expiry Time, the Underwriters shall pay to the Corporation an amount equal to 6.75% of the gross proceeds raised in respect of the sale of the Class B Subscription Receipts less $150,000 (the “Escrow Failure Amount”), which Escrow Failure Amount will be used by the Corporation to repurchase the Class B Subscription Receipts for cancellation.

9.	The Underwriters shall be entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Corporation for the purposes of arranging for substituted purchasers of the Subscription Receipts.

10.	The Corporation will make available to the Underwriters and the Underwriters’ counsel such financial, business and other information, in written form and in oral form, concerning the Corporation and its business as the Underwriters may reasonably request for the purpose of enabling the Underwriters to carry out their due diligence investigations.

11.	The sale of the Subscription Receipts shall occur on or about May 12, 2005 or such other date as the Corporation and Wellington may agree (the “Closing Date”).

12.	The parties covenant to finalize the Agreement, which shall be negotiated bona fide and in good faith, shall contain those representations, warranties, conditions, as well as indemnities, contribution provisions, and other relevant terms as are usual in such agreements. The parties agree that in the event that such Agreement is not finalized on or before the Closing Date, this letter shall be null and void without liability on either party, except as provided in sections 7 and 13 hereof.

13.	The Corporation covenants and agrees to indemnify the Underwriters as provided for in Schedule “B” attached hereto.

14.	The Underwriters understand that the Corporation is considering entering into certain agreements with each of Jake H. Kalpakian and Bedo H. Kalpakian (collectively, the “Officers”), the Corporation’s President and Chief Executive Officer and Chairman and Chief Financial Officer, respectively, whereby upon the termination of the Officer’s employment with the Corporation pursuant to the change of control of the Corporation or otherwise, the Corporation will be obligated to pay the Officers certain cash sums and will cause all outstanding stock options of the Officers, both vested and unvested, to be exercised by the Corporation and the shares delivered gratis to the Officers. For the purposes of paragraph 5 of this agreement and the termination provisions of the Agreement, the Underwriters hereby acknowledge and agree that the execution and delivery of such agreements by the Officers and the Corporation will not, in and of itself, enable the Underwriters to terminate their obligations to acquire the Subscription Receipts.

15.	The Corporation agrees that any press release issued in respect of the Offering shall be released in Canada only and shall be in form and substance satisfactory Wellington, acting reasonably. The Corporation further agrees to use its best efforts to have trading in the Common Shares of the Corporation halted on the TSXV for approximately one hour or as the TSXV may otherwise require to permit the dissemination of any press release announcing the Offering.

16.	The Corporation will use its commercially reasonable best efforts to obtain the necessary approvals to list the Common Shares (including any Warrant Shares issuable upon exercise of the Warrants) on the TSXV, which listing shall be conditionally approved prior to the Closing Date.

17.	If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this letter agreement, but this letter agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

18.	The parties hereto hereby acknowledge that they have specifically requested and are satisfied that this agreement and all related documents be drawn up in the English language. Par les présentes, les parties reconnaissent qu’elles ont exigé que la présente convention et tous documents qui s’y rattachent soient rédigés et exécutés en anglais et s’en déclarent satisfaites

19.	This letter agreement shall be governed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

20.	This letter agreement may be executed by facsimile signature in one or more counterparts, which, together, shall constitute one and the same agreement.

If this letter accurately reflects your understanding of the terms of our agreement and you agree to be legally bound thereby, please execute this letter (in counterparts, if necessary) where indicated below and return a copy thereof to Wellington West Capital Markets Inc. (Attention: Paul Rajchgod) on or before 8:00 p.m. (Toronto time) on April 20, 2005, whereupon, subject to reconfirmation by Wellington West Capital Markets Inc. by no later than 8:00 a.m. (Toronto time) on April 21, 2005, this letter shall become a binding agreement between us, failing which the terms of this letter shall be null and void.

Yours very truly,

WELLINGTON WEST CAPITAL MARKETS INC.

Per:
          Paul Rajchgod
           Director, Investment Banking

The foregoing accurately reflects the terms of the transaction, which we hereby agree to enter into and the undersigned agrees to be legally bound hereby.

Accepted this 20th day of April, 2005.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Per:
          Mr. Bedo H. Kalpakian
          Chairman

Reconfirmed this ___ day of April, 2005.

WELLINGTON WEST CAPITAL MARKETS INC.

Per:
          Paul Rajchgod
          Director, Investment Banking

SCHEDULE “A” – TERM SHEET

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Issuer:	Las Vegas From Home.com Entertainment Inc. (the “Corporation”).

Offering:	Private placement offering of Subscription Receipts (the “Offering”).

Type of Offering:	Bought deal, subject to the provisions of a definitive underwriting agreement. The Subscription Receipts will be sold by private placement without an offering memorandum.

Issued Securities:	Subscription receipts (“Subscription Receipts”), each exercisable to acquire, for no additional consideration, one unit (a “Unit”), each comprised of one common share of the Corporation (a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”).

Size of Issue:	$8,000,200 (12,308,000 Subscription Receipts) plus Underwriters’ Option (see below).

Issue Price:	$0.65 per Subscription Receipt (the “Issue Price”).

Warrants:	Each whole Warrant will entitle the holder to acquire one Common Share at an exercise price of $1.00 per share, at any time during a twenty-four (24) month period following the closing of the Offering.

Escrow:	The gross proceeds of the Offering, exclusive of the net proceeds from the sale of approximately 2,497,100 Subscription Receipts (the “Class A Subscription Receipts”) representing the number of Units issuable before the Corporation reaches the maximum number of 100,000,000 Common Shares outstanding, the precise figure to be provided by the Corporation) and exclusive of the Commission (as hereinafter defined) and all of the Underwriters’ out-of-pocket costs and expenses (the “Escrowed Funds”), will be held in escrow on behalf of the purchasers of all of the Subscription Receipts other than the Class A Subscription Receipts (the “Class B Subscription Receipts”) by an escrow agent acceptable to the Corporation and the Underwriters, in an interest bearing account, pending the receipt of the certificate of articles of amendment of the Corporation providing for an increase in the authorized capital of the Corporation to a number of Common Shares sufficient to permit the issuance of all of the Common Shares (including any Common Share issuable upon exercise of the Warrants) issuable upon exercise of the Class B Subscription Receipts (the “Escrow Releases Condition”). In the event that the Escrow Release Condition is satisfied prior to 5:00 p.m. (Toronto time) on July 14, 2005 (the “Expiry Time”), the Escrowed Funds, plus accrued interest, shall be released to the Corporation and each Class B Subscription Receipt will be automatically exercised to acquire one Unit. In the event that the Escrow Release Condition is not satisfied before the Expiry Time, the Escrowed Funds, plus accrued interest, shall be used by the Corporation to repurchase the Class B Subscription Receipts for cancellation at a redemption price per Class B Subscription Receipt equal to the Issue Price. To the extent that the Escrowed Funds are not sufficient to repurchase all of the Class

B Subscription Receipts, the Corporation will contribute such amounts as are necessary to satisfy any shortfall. For greater certainty, the Class A Subscription Receipts shall be exercised automatically at Closing into Units and shall not be repurchased for cancellation in the event that the Corporation fails to satisfy the Escrow Release Condition on or before the Expiry Time.

Use of Proceeds:	The net proceeds from the Offering will be used to fund the Corporation’s continued growth, for potential acquisitions by the Corporation, to expand sales and marketing initiatives, and for general working capital purposes.

Offering Jurisdictions:	All provinces and territories in Canada. U.S. sales by private placement via Rule 144A.

Closing Date:	May 12, 2005, or such other date as the Corporation and the Underwriters (as hereinafter defined) mutually agree (the “Closing Date”).

Underwriters:	Wellington West Capital Markets Inc. (“Wellington”) will be Lead Manager and sole book runner of a syndicate of underwriters (collectively, the “Underwriters”) satisfactory to the Corporation and Wellington, including CIBC World Markets, GMP Securities Ltd., and Sprott Securities Inc.

Underwriters’ Option:	The Underwriters shall have an option (the “Option”) to sell up to an additional 3,077,000 Subscription Receipts at any time prior to closing of the Offering, for additional gross proceeds of up to $2,000,050.

Underwriters’ Commission:	6.75% of the gross proceeds of the Offering. The Corporation will also pay all expenses relating to the Offering whether or not it is completed.

Underwriters’ Compensation Options:	The Underwriters shall be granted compensation options (the “Compensation Options”) exercisable for that number of Units (“Compensation Units”) equal to 6.75% of the number of Subscription Receipts issued pursuant to the Offering. The Compensation Units shall be exercisable at any time up to 18 months following Closing and shall each be comprised of one Common Share and one-half of one Warrant.

Listing:	The Corporation will obtain the necessary approvals to list the underlying Common Shares (including any Common Shares issuable upon exercise of the Warrants) comprising the Units on the TSX Venture Exchange, which listing shall be conditionally approved prior to the Closing Date.

Resale and Hold Period:	The Common Shares and Warrants comprising the Units and any Common Shares issued on exercise of the Warrants will be subject to a statutory hold or restricted period of four months and one day after the Closing Date.

Minimum Subscription:	Minimum investment amount in all Jurisdictions of $10,000.

SCHEDULE “B”

INDEMNITY

Las Vegas From Home.com Entertainment Inc. (the “Indemnitor” or, the “Corporation”) hereby agrees to indemnify and hold Wellington West Capital Markets Inc. and other members of the syndicate formed in connection with the Offering and/or any of their respective affiliates (hereinafter referred to as the “Underwriter”) and the directors, officers, employees and shareholders of the Underwriter (hereinafter referred to as the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Underwriter, to which the Underwriter and/or its Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Underwriter and its Personnel hereunder or otherwise in connection with the matters referred to in the letter to which this indemnity is attached, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i)	the Underwriter or its Personnel have been negligent or dishonest or have committed any fraudulent act in the course of such performance; and

(ii)	the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the negligence, dishonesty or fraud referred to in (i).

If for any reason (other than the occurrence of any of the events itemized in (i) and (ii) above), the foregoing indemnification is unavailable to the Underwriter or insufficient to hold it harmless, then the Indemnitor shall contribute to the amount paid or payable by the Underwriter as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Underwriter on the other hand but also the relative fault of the Indemnitor and the Underwriter, as well as any relevant equitable considerations; provided that the Indemnitor shall, in any event, contribute to the amount paid or payable by the Underwriter as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the fees received by the Underwriter hereunder pursuant to the letter agreement to which this indemnity is attached.

The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Underwriter by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Indemnitor and/or the Underwriter and any Personnel of the Underwriter shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Underwriter, the Underwriter shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriter for time spent by its Personnel in connection therewith) and out-of-pocket expenses incurred by its Personnel in connection therewith shall be paid by the Indemnitor as they occur.

Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriter or any of its Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the

Indemnitor, the Underwriter will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. The omission so to notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to the Underwriter except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Indemnitor would otherwise have under this indemnity had the Underwriter not so delayed in giving or failed to give the notice required hereunder.

The Indemnitor shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel. Upon the Indemnitor notifying the Underwriter in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to the Underwriter for any legal expenses subsequently incurred by them in connection with such defence. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Underwriter, will keep the Underwriter advised of the progress thereof and will discuss with the Underwriter all significant actions proposed.

Notwithstanding the foregoing paragraph, the Underwriter shall have the right, at the Indemnitor’s expense, to employ counsel of the Underwriter’s choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Indemnitor; or (ii) the Indemnitor has not assumed the defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Corporation or the Underwriter has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Underwriter which are different from or in addition to those available to the Underwriter (in which event and to that extent, the Corporation shall not have the right to assume or direct the defence on the Underwriter’s behalf) or that there is a conflict of interest between the Indemnitor and the Underwriter or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Underwriter shall not have the right to assume or direct the defence on the Indemnified Party’s behalf).

No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Underwriter affected. No admission of liability shall be made and the Indemnitor shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent.

The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Underwriter and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Underwriter and any of the Personnel of the Underwriter. The foregoing provisions shall survive the completion of professional services rendered under the letter to which this is attached or any termination of the authorization given by the letter to which this is attached.

This indemnity agreement (i) shall not be assignable by any party hereto without the prior written consent of each other party hereto; and (ii) shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal law of Canada applicable therein and the parties hereto hereby irrevocably attorn to the jurisdiction of the court of the Province of Ontario. No waiver, amendment or other modification of this indemnity agreement shall be effective unless in writing and signed by each of the parties hereto. Any notice or other communication required or permitted to be given under this indemnity agreement shall be so given in accordance with the attached letter agreement.